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                                           Filed by Watson Pharmaceuticals, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and Deemed filed pursuant to Rules 14a-12 and 14d-2 of the Securities Exchange Act
                                                                         of 1934

       Subject Company: Watson Pharmaceuticals, Inc. Commission File No: 0-20045

                  Teleconference Script for Schein Acquisition
                  --------------------------------------------
                     Draft Date: 5/25/00 - 8:45 a.m. (EST)
Preconference Call
------------------

The Watson/Schein acquisition teleconference call is scheduled for Thursday, May 25, at 9:00 a.m. Eastern Time, (6:00 a.m. Pacific). Approximately 10 minutes prior to the start of the call, participating management should call the conference call service directly from your conference/meeting room and have them place you in the pre-conference with Morgen-Walke. The dial-in for management is (800) 633-8749. Please ask to be put into management's pre-conference call.
                                              --------------------------------
We will preconference for approximately 10 minutes to ensure the phone lines are clear and go over any last minute details. At 9:00 a.m. Eastern time, the operator will tie us in to the main conference call to begin.

Teleconference Number for Participants:   (800) 633-8702
--------------------------------------

Instant Replay Number
---------------------

A telephone replay of today's call has been set up as follows:

     Phone number: (800) 633-8284

     Passcode: 1535-5854

This service will be available starting approximately one hour after the conclusion of the call and will remain in effect for 48 hours, through Saturday, May 27th until approx. 8:00 p.m. Eastern time.

Introduction and Forward Looking Statement
------------------------------------------

(To be read by Jim Byers at the beginning of the call)

"Thank you operator and good morning everyone. This is Jim Byers with Morgen-Walke, investor relations counsel for Watson Pharmaceuticals. This morning, Watson Pharmaceuticals, Inc. and Schein Pharmaceutical, Inc. jointly announced that they have entered in to a definitive agreement under which Watson will acquire Schein. If you have not received your fax copy of the release, please contact the offices of Morgen-Walke at (415) 296-7383 and we will send you one immediately. Additionally, we have arranged for a taped replay of this call, which may be accessed by phone beginning approximately one hour after the conclusion of this call and remaining in effect for 48 hours, through Saturday, May 27th at approximately 8:00 p.m. Eastern time (5:00 p.m. Pacific). You may access the replay by dialing (800) 633-8284 and entering the eight-digit reservation number, which is 1535-5854.

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"Please note that today's call is copyrighted material of Watson
Pharmaceuticals, Inc. and Schein Pharmaceutical, Inc. and cannot be rebroadcast or attributed in press/media outlets without the express written consent of both companies."

"Before we get started, as a reminder, during the course of this call, management may make projections or other forward remarks regarding future events or the future financial performance of the companies. We wish to caution you that such statements are just predictions and actual results may differ materially. For further detail and a discussion of these risks and uncertainties, please refer to Watson's and Schein's S.E.C. filings, including their most recently filed Form 10-K and 10-Q. These documents contain important factors that could cause actual results to differ materially from those contained in each company's projections or forward-looking statements.

"Now I'd like to turn the call over to Dr. Allen Chao, Chairman and Chief Executive Officer of Watson Pharmaceuticals."

Dr. Chao

"Thank you, Jim, and good morning everyone.  Thank you all for joining us today.

"I am here this morning with Michael Boxer, Watson's Chief Financial Officer, and Fred Wilkinson, our Chief Operating Officer. We are pleased to announce the proposed transaction for Watson Pharmaceuticals, Inc. to acquire Schein Pharmaceutical, Inc. and will make some time for your questions after the conclusion of our prepared remarks.

"As we announced in a joint press release this morning, Watson and Schein have entered into a definitive agreement under which Watson will acquire Schein Pharmaceutical. In a moment, Michael will review the specific terms and structure of the transaction, followed by Fred, who will provide some detail on the business operations of the combined companies. But first, I would like to take a moment to briefly comment on the strategic rationale and objectives behind this important transaction.

"As you may know, Watson has had a successful strategy in both brand and generic segments. Schein, with its brand and generic business, provides us with the opportunity to continue to expand the brand business with a focus in Women's Health, Dermatology and General Products while continuing to expand our position as a top-tier generic supplier. Schein has outlined a similar strategy with a brand focus on nephrology -- with a particular expertise in the management of anemia in nephrology -- and a possible expansion of that expertise into iron management. Schein develops, manufactures, and markets an expansive generic product line, with a robust product development pipeline.

"Our belief is that this acquisition is a perfect complement to our existing business strategy of broadening both our niche focus on brands and expanding our offering in generic product lines . As we have indicated many times before, Watson's long-term growth strategy is to seek opportunities in strategic product, technology, and company acquisitions and alliances that complement our core therapeutic categories. Schein's strength in the nephrology marketplace is an excellent example of capitalizing on a niche, specialty branded pharmaceutical program

"Schein's generic product portfolio includes some 100 products which they manufacture, another 100 or so which they distribute, five tentative product approvals and 11 products

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now pending approval with the FDA. This generic product offering -- when augmented by Schein's robust pipeline of generic product development projects -- will significantly broaden Watson's product line -- with minimal overlap -- and better enable us to satisfy our customers, both now and in the future.

"To summarize, we believe the addition of Schein's broad-based product pipeline, substantial sales force, and brand product market focus, represents a significant and meaningful addition to Watson, providing shareholders of both companies with a strong platform for growth.

"With that said, I will now turn the call over to Michael to review the details of this transaction.  Michael.....?

Michael Boxer

"Thanks Allen"

"As Allen mentioned, Watson and Schein have entered into a definitive merger agreement. Under the terms of this agreement, Watson will acquire all of the outstanding stock of Schein through a two-step transaction comprised of a cash tender offer followed by a taxable stock merger.

"Under the terms of the definitive agreement, Watson will make a cash tender offer for all of Schein's outstanding stock at a price of $19.50 per share. Bayer Corporation and certain members of the Schein family, who collectively own approximately 74% of the outstanding shares of common stock of Schein, have entered into stockholder agreements with Watson, and it is contemplated that these stockholders will tender all of their shares of Schein common stock to Watson pursuant to its tender offer. Assuming such stockholders tender all of their shares, the minimum condition of the tender offer will be satisfied.

"Following the consummation of the tender offer, and subject to the conditions set forth in the definitive agreement (including the minimum condition that at least 24,500,000 shares of Schein common stock be tendered pursuant to the tender offer), Watson will acquire the remaining shares of Schein's outstanding common stock through a merger of a wholly-owned subsidiary of Watson into Schein.

"Upon the closing of the merger, each then outstanding share of Schein's common stock will be converted into the right to receive a fraction of a share of Watson common stock valued at $23.00, based upon the average closing price of a share of Watson common stock on the New York Stock Exchange for the ten-day trading period ending on the trading day, two trading days prior to the date of
(i) the special meeting of Schein's stockholders called to approve the merger, or (ii) if no such meeting is required under applicable law, the effective date of the merger (the "Average Closing Price").

"The value of the merger consideration will be increased proportionately above $23.00, if the Average Closing Price is greater than $54.52 per share, up to a maximum value of $26.50 where the Average Closing Price is $62.82 per share or higher. Conversely, the value of the merger consideration will be decreased proportionately below $23.00, if the Average Closing Price is less than $44.61 per share, down to a minimum value of $19.50 where the Average Closing Price is $37.82 per share or lower. At this minimum

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value of $19.50, Watson would have to pay the entire merger consideration of
$19.50 in cash, in stock, or in a mix of cash and stock.

"The tender offer, which is subject to customary closing conditions, is expected to close this quarter or early next quarter. The merger is expected to close in late August or early September of this year. Watson intends to account for this transaction as a purchase. On a reported EPS basis, including the amortization of goodwill resulting from the transaction, Watson expects the acquisition to be dilutive to earnings in the second half of 2000 and modestly accretive in 2001. On a cash EPS basis, the acquisition is expected to be accretive to earnings in 2000 and 2001.

"A copy of the definitive agreement in its entirety will be filed by Watson as an exhibit to its Form 8-K relating to the transaction.

"Now let me turn the call over to Fred Wilkinson, Chief Operating Officer of Watson, to provide some details as to the integration activities and synergies between the two companies.  Fred.......?

Fred Wilkinson

"Thanks Michael"

"The acquisition of Schein is consistent and complementary with Watson's business objectives on a number of fronts.

"For those of you that are not familiar with Schein Pharmaceutical, it is one of the leading generic pharmaceutical companies in the United States that has recently entered into the brand arena. Schein is based in Florham Park, New Jersey, with manufacturing plants located in Arizona, Connecticut, New Jersey, New York and Puerto Rico.

"As Allen mentioned, Schein has a diverse portfolio of both brand and generic products, and has successfully integrated its product development expertise, diverse, high-volume production capacity and direct sales and marketing force to fully capitalize on the commercialization of products. The Company's brand products group has developed an expertise within and into the management of anemia in nephrology, and is looking to expand this expertise to other therapeutic areas. Schein's first branded product, INFeD (Iron Dextran Injection, USP 50mg/mL) was introduced in 1992. During the first half of 1999, Schein introduced a second generation product for a similar indication called Ferrlecit (sodium ferric gluconate in sucrose injection, 62.5mg/5mL).

"Schein develops, manufactures and markets a broad generic product line including both solid and sterile dosage products. Schein has a substantial pipeline of products under development, and has also sought to enhance its internal product development, manufacturing and marketing capabilities through strategic collaborations. In addition, Schein currently has relationships with a variety of leading multi-national, as well as regional pharmaceutical companies.

"The creation of a brand business focused on Nephrologists parallels the strategies implemented by Watson in Dermatology and Women's Health and will serve to expand the new combined company's activities in the specialty pharmaceutical segment. INFeD and Ferrlecit will serve as the cornerstones to fuel further development and

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expansion toward a fuller offering of products to the Nephrology community. The
Schein Sales and Marketing staff will be a welcome addition to the current Watson branded Sales and Marketing groups which will number close to 600 in total after the merger. As with the current branded Division within Watson, growth of the Nephrology franchise will occur through targeted R & D and Business Development opportunities as well as growth of the current product line.

"Focusing on the generic business, the combination of Watson and Schein will dramatically expand our generic product offerings as well as our innovative marketing programs to our key trading partners. Projected revenues in 2001 should exceed $800 million. The combined company will have 7 tentative approvals and 21 products pending approval. This breadth of the combined generic R & D programs will further position Watson as a more effective competitor for the opportunities coming in the next several years from increased patent expirations, larger product opportunities, and more favorable public support for generic products. The total combined company will yield a sales mix of approximately 50/50, brand to generic, with a gross profit contribution of 60/40.

"It's Watson's belief that the blending of both companies' experience and leadership in the specialty pharmaceutical marketplace will place Watson in a strong position to capitalize on future opportunities that are presented within this unique and evolving industry.

"Allen . .  ?"

Dr. Chao

"Thanks Fred. Schein has three excellent solid dosage manufacturing plants in Connecticut, New York and Puerto Rico. It also operates two generic injectible plants in New Jersey and Arizona. We will consider all options for these two plants, including divestiture. We recognize there are significant synergies in G&A, Sales and Marketing and Research and Development. We also intend to rationalize the manufacturing capacities within the next 6 to 12 months. This will be accomplished by assembling our experienced team to manage this business effort.

"With that, and in the interest of time, we would now like the operator to open up the call for your questions."

[After the prepared remarks, the operator will open up the discussion for Q&A. The operator will explain to the participants what to do if they have a question. Then, she will announce the name and the company of the individual to be asking each question. When there are no more questions in her queue, or when the specified time elapses, the operator will turn the program back to Dr. Chao, at which time, he will conclude the call.]

Dr. Chao

"Thank you for participating in today's call.   Watson is very excited to
announce this transaction with Schein. Following this call, we will be conducting our first meetings with members of Schein's various management teams here locally. If you have other

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questions, Michael, Fred, and myself will be available later on today as well as
Friday. Thanks again."

Additional Information and Where to Find It

Watson plans to file a Schedule TO and a registration statement on SEC Form S-4 in connection with the tender offer and the merger, and Watson and Schein expect to mail tender offer documentation and a proxy statement/prospectus to stockholders of Schein containing information about the tender offer and the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER DOCUMENTATION, THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE. THE TENDER OFFER DOCUMENTATION, THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT SCHEIN, WATSON, THE TENDER OFFER, THE MERGER AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THESE DOCUMENTS THROUGH THE WEB SITE MAINTAINED BY THE SECURITIES AND EXCHANGE COMMISSION AT HTTP://WWW.SEC.GOV. FREE COPIES OF THE TENDER OFFER DOCUMENTATION, THE PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FROM WATSON BY DIRECTING A REQUEST THROUGH THE INVESTOR RELATIONS PHONE LINE AT 909-270-1400, EXTENSION 4153; BY MAIL TO WATSON PHARMACEUTICALS, INC.,
ATTENTION: INVESTOR RELATIONS DEPARTMENT, 311 BONNIE CIRCLE, CORONA, CALIFORNIA 92880, FROM SCHEIN THROUGH THE INVESTOR RELATIONS PHONE LINE AT 973-593-5535 OR BY MAIL TO SCHEIN PHARMACEUTICAL, INC., ATTENTION: INVESTOR RELATIONS, 100 CAMPUS DRIVE, FLORHAM PARK, NEW JERSEY, 07932.

In addition to the tender offer documentation, the registration statement and the proxy statement/prospectus, Watson and Schein each file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Watson or Schein at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 800-SEC-0330 for further information on the public reference rooms. Schein's and Watson's filings with the Commission are also available to the public from commercial document-retrieval services and at the web site maintained by the Commission at http://www.sec.gov.

Solicitation of Proxies; Interests of Certain Persons in the Transaction

WATSON, SCHEIN, THEIR RESPECTIVE DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN OTHER MEMBERS OF MANAGEMENT AND EMPLOYEES MAY BE SOLICITING PROXIES FROM SCHEIN STOCKHOLDERS IN FAVOR OF THE ADOPTION OF THE MERGER AGREEMENT. A DESCRIPTION OF ANY INTERESTS THAT SCHEIN'S DIRECTORS AND EXECUTIVE OFFICERS HAVE IN THE MERGER WILL BE AVAILABLE IN THE PROXY STATEMENT/PROSPECTUS.

Forward Looking Information

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THIS DOCUMENT CONTAINS CERTAIN STATEMENTS OF A FORWARD-LOOKING NATURE RELATING
TO FUTURE EVENTS OR FUTURE BUSINESS PERFORMANCE. ANY SUCH STATEMENTS THAT REFER TO WATSON'S OR SCHEIN'S ESTIMATED OR ANTICIPATED FUTURE RESULTS, PRODUCT DEVELOPMENT EFFORTS OR PERFORMANCE OR OTHER NON-HISTORICAL FACTS ARE FORWARD-LOOKING AND REFLECT EACH COMPANY'S CURRENT PERSPECTIVE OF EXISTING TRENDS AND INFORMATION. SUCH FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHERS, STATEMENTS REGARDING THE CONSUMMATION OF THE PROPOSED ACQUISITION OF SCHEIN BY WATSON AND THE FUTURE GROWTH, IMPACT AND SUCCESS OF THE COMBINED COMPANY, INCLUDING EXPECTATIONS REGARDING FINANCIAL PERFORMANCE, PRODUCT DEVELOPMENT EFFORTS AND THE SUCCESSFUL INTEGRATION OF THE TWO BUSINESSES. SUCH FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES THAT CANNOT BE PREDICTED OR QUANTIFIED AND, CONSEQUENTLY, ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHERS, RISKS RELATED TO THE CONSUMMATION OF THE PROPOSED ACQUISITION, INCLUDING THE POSSIBLE INABILITY TO OBTAIN, OR MEET THE CONDITIONS IMPOSED FOR, GOVERNMENTAL APPROVALS FOR THE PROPOSED ACQUISITION, THE POSSIBLE INABILITY TO OBTAIN ON COMMERCIALLY ADVANTAGEOUS TERMS ANY CONSENTS OR APPROVALS OF THIRD PARTIES WITH RESPECT TO THE PROPOSED ACQUISITION, THE POSSIBILITY DUE TO MARKET CONDITIONS OR OTHER FACTORS OF THE WITHDRAWAL OF THIRD PARTY FINANCING FOR THE PROPOSED ACQUISITION, AND THE POSSIBLE FAILURE TO OBTAIN THE TENDER OF SUFFICIENT SCHEIN SHARES PURSUANT TO WATSON'S TENDER OFFER TO MEET THE MINIMUM CONDITION TO THE CONSUMMATION OF THE PROPOSED ACQUISITION, RISKS ASSOCIATED WITH THE INTEGRATION OF THE WATSON AND SCHEIN BUSINESSES AFTER CONSUMMATION OF THE PROPOSED ACQUISITION, INCLUDING THE POSSIBLE INABILITY TO SUCCESSFULLY INTEGRATE THESE BUSINESSES ON A COST EFFECTIVE AND TIMELY BASIS, THE POSSIBLE INABILITY TO OBTAIN ON A TIMELY BASIS ANY REGULATORY OR THIRD PARTY APPROVALS NECESSARY TO SUCCESSFULLY IMPLEMENT THE COMBINED COMPANY'S INTEGRATION PLANS OR THE POSSIBLE INABILITY TO TIMELY MAKE CHANGES ON COMMERCIALLY ADVANTAGEOUS TERMS TO SCHEIN'S BUSINESS, AND SUCH OTHER RISKS AND UNCERTAINTIES DETAILED IN WATSON'S AND SCHEIN'S MOST RECENT FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING EACH COMPANY'S ANNUAL REPORT AND FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1999 AND FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2000.

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